Exhibit (e)(13)

Execution Copy

MAKE WHOLE AGREEMENT

MAKE WHOLE AGREEMENT (this “Agreement”), by and between Immunomedics, Inc. (the “Company”), a Delaware corporation and Dr. Behzad Aghazadeh (the “Executive”), dated as of the 12th day of September, 2020.

WHEREAS, contemporaneous with the execution of this Agreement, the Company has entered into an Agreement and Plan of Merger (the “Merger Agreement”), among the Company, Parent (as defined in the Merger Agreement); and Purchaser (as defined in the Merger Agreement) pursuant to which, at the Effective Time (as defined in the Merger Agreement), Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger;

NOW, THEREFORE, IT IS HEREBY AGREED AS FOLLOWS:

1.           Effectiveness. This Agreement will become effective upon the consummation of the Merger. In the event that the Merger Agreement is terminated for any reason prior to the consummation of the Merger, this Agreement shall be null and void and of no force or effect.

2.           Make Whole.

(a) In the event it shall be determined pursuant to Section 2(b) below that any Payment (as defined below) would be subject to the Excise Tax (as defined below), then the Executive shall be entitled to receive from the Company an additional payment (the “Gross-Up Payment”) in an amount such that after payment by the Executive of all taxes (including any interest or penalties imposed with respect to such taxes), including, without limitation, any income taxes (and any interest and penalties imposed with respect thereto) and Excise Tax imposed upon the Gross-Up Payment, but excluding any taxes and penalties imposed pursuant to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), the Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments. The Company’s obligation to make Gross-Up Payments under this Section 2 shall not be conditioned upon the Executive’s termination of employment.

(b) Subject to the provisions of Section 2(c), all determinations required to be made under this Section 2, including whether and when a Gross-Up Payment is required and the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by the firm designated by the Company prior to the Effective Time (as defined in the Merger Agreement) (the “Designated Firm”). The Designated Firm shall provide detailed supporting calculations both to the Company and the Executive within 15 business days of the receipt of notice from the Executive that there has been a Payment, or such earlier time as is requested by the Company. All fees and expenses of the Designated Firm shall be borne solely by the Company. Any determination by the Designated Firm shall be binding upon the Company and the Executive. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Designated Firm hereunder as to whether a Gross-Up Payment should be made, it is possible that Gross-Up Payments that were not made by the Company should have been made (the “Underpayment”), consistent with the calculations required to be made hereunder. In the event that the Company exhausts its remedies pursuant to Section 2(c) and the Executive thereafter is required to make a payment of any Excise Tax, the Designated Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Company to or for the benefit of the Executive.

(c) The Executive shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of the Gross-Up Payment. Such notification shall be given as soon as practicable but no later than ten business days after the Executive is informed in writing of such claim. The Executive shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid. The Executive shall not pay such claim prior to the expiration of the 30-day period following the date on which the Executive gives such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Company notifies the Executive in writing prior to the expiration of such period that the Company desires to contest such claim, the Executive shall:

(i) give the Company any information reasonably requested by the Company relating to such claim,

(ii) take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company,

(iii) cooperate with the Company in good faith in order effectively to contest such claim, and

(iv) permit the Company to participate in any proceedings relating to such claim;

provided, however, that the Company shall bear and pay directly all costs and expenses (including additional interest and penalties, but excluding taxes and penalties imposed pursuant to Code Section 409A) incurred in connection with such contest and shall indemnify and hold the Executive harmless, on an after-tax basis, for any Excise Tax or income tax (including interest and penalties related thereto, but excluding taxes and penalties imposed pursuant to Code Section 409A) imposed as a result of such contest. Without limitation on the foregoing provisions of this Section 2(c), the Company shall control all proceedings taken in connection with such contest and, at its sole discretion, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the applicable taxing authority in respect of such claim and may, at its sole discretion, either pay the tax claimed to the appropriate taxing authority on behalf of the Executive and direct the Executive to sue for a refund or contest the claim in any permissible manner, and the Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; provided, however, that if the Company pays such claim and directs the Executive to sue for a refund, the Company shall indemnify and hold the Executive harmless, on an after-tax basis, from any Excise Tax or income tax (including interest or penalties with respect thereto, but excluding taxes and penalties imposed pursuant to Code Section 409A) imposed with respect to such payment or with respect to any imputed income in connection with such payment; and further provided that any extension of the statute of limitations relating to payment of taxes for the taxable year of the Executive with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Company’s control of the contest shall be limited to issues with respect to which the Gross-Up Payment would be payable hereunder and the Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

(d) If, after the receipt by the Executive of a Gross-Up Payment or payment by the Company of an amount on the Executive’s behalf pursuant to Section 2(c), the Executive becomes entitled to receive any refund with respect to the Excise Tax to which such Gross-Up Payment relates or with respect to the payment of such claim pursuant to Section 2(c), the Executive shall (subject to the Company’s complying with the requirements of Section 2(c) to the extent applicable) promptly pay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after payment by the Company of an amount on the Executive’s behalf pursuant to Section 2(c), a determination is made that the Executive shall not be entitled to any refund with respect to such claim and the Company does not notify the Executive in writing of its intent to contest such denial of refund prior to the expiration of 30 days after such determination, then the amount of such payment shall offset, to the extent thereof, the amount of any Gross-Up Payment required to be paid.

(e) Any Gross-Up Payment, as determined pursuant to this Section 2, shall be paid by the Company to the Executive within five days of the receipt of the Designated Firm’s determination; provided that the Gross-Up Payment shall in all events be paid no later than the end of the Executive’s taxable year next following the Executive’s taxable year in which the Excise Tax (and any income or other related taxes or interest or penalties thereon) on a Payment are remitted to the Internal Revenue Service or any other applicable taxing authority or, in the case of amounts relating to a claim described in Section 2(c) that does not result in the remittance of any federal, state, local and foreign income, excise, social security and other taxes, the calendar year in which the claim is finally settled or otherwise resolved. Notwithstanding any other provision of this Section 2, the Company may, in its sole discretion, withhold and pay to the Internal Revenue Service or any other applicable taxing authority, for the benefit of the Executive, all or any portion of the Gross-Up Payment, and the Executive hereby consents to such withholding.

(f)  The following terms shall have the following meanings for purposes of this Section 2.

(i) “Excise Tax” shall mean the excise tax imposed by Section 4999 of the Code, together with any interest or penalties imposed with respect to such excise tax.

(ii) A “Payment” shall mean any payment or distribution in the nature of compensation (within the meaning of Section 280G(b)(2) of the Code) to or for the benefit of the Executive that constitutes a “parachute payment” under Section 280G(b)(2) of the Code as a result of the Merger.

3.           Successors. (a)  This Agreement is personal to Executive and without the prior written consent of the Company shall not be assignable by Executive otherwise than by will or the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by Executive’s legal representatives.

(b)         This Agreement shall inure to the benefit of and be binding upon the Company and its successors (including by operation of law) and assigns.

(c)          As used in this Agreement, “the Company” shall mean the Company as hereinbefore defined and any successor to its business and/or assets which assumes and agrees to perform this Agreement by operation of law, or otherwise.

4.           Miscellaneous. (a)  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to principles of conflict of laws.

(b)         The captions of this Agreement are not part of the provisions hereof and shall have no force or effect.

(c)          This Agreement may not be amended or modified otherwise than by a written agreement executed by the parties hereto or their respective successors and legal representatives.

(d)         All notices and other communications hereunder shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to Executive:	At the most recent address on file at the Company.

If to the Company:	Immunomedics, Inc.
300 The American Road
Morris Plains, New Jersey 07950
Attention: Jared Freedberg, General Counsel

or to such other address as either party shall have furnished to the other in writing in accordance herewith. Notice and communications shall be effective when actually received by the addressee.

(e)          The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

(f)          This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

(g)         Executive’s or the Company’s failure to insist upon strict compliance with any provision of this Agreement or the failure to assert any right Executive or the Company may have hereunder shall not be deemed to be a waiver of such provision or right or any other provision or right of this Agreement.

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IN WITNESS WHEREOF, Executive has hereunto set Executive’s hand and, the Company has caused these presents to be executed in its name on its behalf, all as of the day and year first above written.

Dr. Behzad Aghazadeh

/s/ Behzad Aghazadeh

IMMUNOMEDICS, INC.

By	/s/ Jared Freedberg
Name:	Jared Freedberg
Title:	General Counsel

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